Sol Strategies Announces Completion of Cogent Crypto Validator Acquisition

Toronto, Ontario--(Newsfile Corp. - November 25, 2024) - Sol Strategies Inc. (CSE: HODL) (OTC Pink: CYFRF) ("Sol Strategies" or the "Company"), a publicly traded, Canadian holding company that invests in the Solana blockchain and ecosystem, today announced the completion of its previously disclosed definitive agreement to acquire four blockchain validators (the "Validators") and certain assets related to the Validators from Cogent Crypto (the "Completed Acquisition").

The integration of Cogent Crypto's operations is expected to deliver immediate value to Sol Strategies by increasing validator capacity and boosting staking revenue. The Company plans to maintain Cogent Crypto's operational excellence while leveraging its resources to scale its validator network further.

The Completed Acquisition increases the total SOL delegated to the Company's Solana validators to 941,224 SOL, valued at CAD $336,180,652. Validators on the SUI, Monad, and Arch blockchains carry additional token delegations valued at CAD $172,024,602.

According to Cogent Crypto's Validator Profit Calculator, the expected yearly net income from Cogent's Solana validator operation is currently projected at $6,783,157 CAD, showcasing the potential of the validator's economic contributions to Sol Strategies' business model.

This projection is based on current market conditions, staking levels, and Solana network performance, and is subject to change due to factors such as validator uptime, network activity, and fluctuations in token prices.

CAD to USD calculations in this news release are based on quotes from Google Finance as of November 25, 2024. SOL to CAD and SUI to CAD calculations are based on the Coinbase converter as of November 25, 2024, at 2:30 p.m., eastern time. Solana validator numbers are found on stakewiz.com and SUI validator numbers are found on https://suigo.app/.

Effective immediately, Sol Strategies has assumed full operational control of Cogent Crypto's Validators, following the approval of the Canadian Securities Exchange and the announcement of today's Completed Acquisition.

Leah Wald, CEO of Sol Strategies, commented: "As interest in Solana continues to expand, solidifying its position as a premier blockchain for decentralized finance, we remain focused on planting our flag firmly within the ecosystem. The acquisition of Cogent Crypto's validators marks a pivotal moment in Sol Strategies' mission to drive the growth and adoption of the Solana ecosystem. By expanding our staking capabilities, we are enhancing our ability to deliver value to shareholders while solidifying Solana's role as a cornerstone of the digital asset landscape."

About Sol Strategies

Sol Strategies is a publicly traded holding company committed to the continued development of the Solana blockchain and ecosystem through its private equity and financial markets activities. Sol Strategies seeks to leverage investment opportunities in staking rewards and Solana-based projects, allowing shareholders to indirectly participate in decentralized finance. The Company is headquartered in Toronto, Canada, and is publicly listed on the Canadian Securities Exchange under the ticker HODL and on the OTC market under the ticker CYFRF.

To learn more about Sol Strategies, please visit www.solstrategies.io. A copy of this news release and all the Company's related material documents regarding the Company may be obtained under the Company's SEDAR+ profile at www.sedarplus.ca.

Cautionary Note Regarding Forward-Looking Information:

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains "forward-looking information" within the meaning of applicable securities laws. All statements other than statements of historical fact may be forward-looking statements or information. More particularly and without limitation, this news release contains forward-looking statements and information relating to (i) expectations regarding the characteristics, value drivers, and anticipated benefits of the Completed Acquisition, (ii) expectations regarding the Company's future development opportunities in connection with Completed Acquisition; and (iii) expectations concerning the Company's business plans and operations. Forward-looking information can also be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or indicates that certain actions, events or results "may", "could", "would", "might" or "will be" taken, "occur" or "be achieved".

Forward-looking statements in this news release include statements regarding completion of the Completed Acquisition and its intended impact on the Company, the Company's future investing plans and staking plans. There is no assurance that the Company's plans or objectives will be implemented as set out herein, or at all. Forward-looking information is based on certain factors and assumptions the Company believes to be reasonable at the time such statements are made and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking information.

The purpose of forward-looking information is to provide the reader with a description of management's expectations, and such forward-looking information may not be appropriate for any other purpose. There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Disclaimer:

Sol Strategies is an independent organization in the Solana ecosystem. Sol Strategies is not affiliated with, owned by, or under common control with Solana Foundation (the "Foundation"), and the Foundation has not entered into any association, partnership, joint venture, employee, or agency relationship with Sol Strategies.

None of the Foundation or its council members, officers, agents or make any representations or warranties, recommendations, endorsements or promises with respect to the accuracy of any statements made, information provided, or action taken by Sol Strategies and expressly disclaim any and all liability arising from or related to any such statements, information or action.

Officer/Director Contact:

Doug Harris

Chief Financial Officer
doug@solstrategies.io
Tel: 416-480-2488

SOURCE: Sol Strategies

Media contact: solstrategies@mgroupsc.com

To view the source version of this press release, please visit
https://www.newsfilecorp.com/release/231366